Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the registration statement on Form S-3 and related prospectus of our report dated April 14, 2023, with respect to the consolidated financial statements of SAB Biotherapeutics, Inc. and Subsidiaries as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 (which report includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), included in the Annual Report on Form 10-K for the year ended December 31, 2022, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
July 10, 2023